

369 Bering Avenue
Toronto, Ontario
Canada M8Z 3B1

Tel: 416-231-3631
Fax: 416-231-5691
E-mail: jack@snackiejacks.com


04030935

April 30, 2004

Attn: Office of International Corporate Finance
Security and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: File number 82-34724

Enclosed is our Quarter Financial Report Filing.

Thank you,
Jack Pong
President

Financial Statements of

Snackie Jack's Ltd.

(Formerly: Curran Bay Resources Ltd.)

Six months ended February 29, 2004

(Unaudited – Prepared by Management)

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Balance Sheets
(Prepared by Management)

	February 29, 2004 Unaudited	November 30, 2003 Audited
Assets		
Current assets		
Cash	$ -	$ -
Accounts receivable:	18,678	14,787
Inventory	36,895	31,329
	55,573	46,116
Loan receivable from related company (note 6)	38,698	38,698
Product development costs	375,000	375,000
Capital assets	17,553	5,453
Goodwill (note 3)	7,425	7,425
Mining claims	-	-
	438,676	426,576
	$ 494,249	$ 472,692

Liabilities and Shareholder's Equity

	February 29, 2004	November 30, 2003
Current liabilities:		
Bank indebtedness	$ 31,198	$ 16,134
Accounts payable and accrued liabilities	16,305	16,245
Advances from officer (note 6)	177,213	55,612
	224,716	87,991
Shareholders' equity		
Share capital (note 4)	786,874	786,874
Contributed surplus	-	-
(Deficit)	(517,341)	(402,173)
	269,533	384,701
	$ 494,249	$ 472,691

⸍SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Operations and Deficit
First Quarter ended February 29, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003
REVENUE		
Product sales	$2,696	$6,542
Operating costs	(46,796)	3,106
	(44,100)	3,436
OPE0RATING EXPENSES		
Consulting fees	12,936	-
Professional fees	1,803	50
Travel and trade shows	38,823	-
Occupancy costs	8,035	-
Office, general and administration	9,501	180
	71,068	230
Net Income (loss) before the following:	(115,168)	(230)
Oil & gas operating income	-	3,406
Net income (loss) for the period	(115,168)	3,206
Deficit, Beginning of Period	(402,173)	(1,846,041)
DEFICIT, END OF PERIOD	$ (517,341)	$ (1842,835)
NET LOSS PER SHARE	$ (0.000)	$ (0.00)

SNACKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Cash Flows
First Quarter ended May 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003
CASH PROVIDED BY (USED IN):		
Operating Activities		
Net Income (loss) for the period	$ (115,168)	$ 3,206
Changes in non-cash operating working capital	(9,398)	(5,405)
	(124,565)	(2,199)
Investing Activities		
Goodwill acquired	(12,100)	-
	(12,100)	-
FINANCING ACTIVITIES		
ADVANCES FROM OFFICER	121,601	-
	121,601	-
INCREASE (DECREASE) IN CASH	(15,064)	(2,199)
CASH, BEGINNING OF PERIOD	(16,134)	6,861
CASH, END OF PERIOD	$(31,198)	$4,662

SNACKIE JACK'S LTD.
(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
February 29, 2004
(Unaudited – Prepared by Management)

---

1. **Accounting policies:**

   The enclosed unaudited financial statements for the three months ended February 29, 2004 and February 28, 2002 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the six months ended May 2003 and 2002 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's November 30, 2002 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Snackie Jack's Limited (the "Corporation") as set out in the November 30, 2003 audited financial statements, except for the following:

   In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended February 29, 2004 are not indicative of the results that may be expected for the full year ended November 30, 2004.

2. **Nature of business and business combination**

   Snackie Jacks Ltd. (the Company") formerly Curran Bay Resources Ltd. was formed following a reverse takeover of Curran Bay Resources Ltd. by Snackie Jack's Inc. The Company is in the business of developing a commercial market for the distribution and sale of its soy based food products in Canada and the United States.

   With effect to May 23, 2003 these financial statements give effect to the following transactions:

   i) The consolidation and issuance of one new common share and one new preference share for 19 old common shares and 19 old preference shares to the former shareholders of Curran Bay Resources Ltd...

   ii) The issuance of 23,175,345 post consolidation common shares of Curran Bay Resources Ltd. In exchange for all the issued and outstanding shares of Snackie Jack's Inc. (being 23,175,345 common shares).

   iii) The reduction of the contributed capital and share capital to the extent of its deficit at the time.

   iv) A change in name to Snackie Jacks Ltd. from Curran Bay Resources Ltd. on May 23, 2003 under the laws of the Province of Ontario.

SNACKIE JACKS LTD.
(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
February 29, 2004
(Unaudited – Prepared by Management)

---

3.   **Business combination and basis of accounting**

In accounting for the business combination the financial statements have been accounted for using the Purchase Method of accounting known as a "Reverse Takeover" as the exchange of shares leaves the former shareholders of Snackie Jacks Inc. with the majority of the issued and outstanding shares of Snackie Jack's Ltd. (formerly Curran Bay Resources Ltd. Using this method of accounting Snackie Jack's Inc. is deemed to be the purchaser and accordingly, its assets and liabilities at the Acquisition Date were brought forward at their book value.

In addition, the assets acquired from Curran Bay Resources Ltd. are being recorded at their fair market value which approximates its book value. The net assets acquired and consideration given on May 23, 2003 is as follows:

Liabilities assumed	$	7,446
Less: current assets		(21)
Goodwill		$ 7,425
Consideration given:		
114,000 common shares	$	7,424
105,263 preference shares		1
Total consideration		$ 7,425

SNACKIE JACK'S LTD.
(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
February 29, 2004
(Unaudited – Prepared by Management)

4. Share capital:

(a) Authorized:
Unlimited number of common shares
Unlimited number of non- participating, redeemable,
Voting preference shares

(b) Issued:

Preference Shares	Number of shares	Amount
Balance November 30, 2002 (prior to prior to reverse takeover)	2,000,000	$ 300,000
Transfer to common shares on reverse takeover	-	(300,000)
Consolidation pf shares on the basis of 19 old shares for 1 new share	(1,894,734)	-
Preference shares; May 31, 2003 (after reverse takeover)	105,266	-
Common Shares		
Issued: November 30, 2002 (prior to reverse takeover)	2,166,008	$ 1,648,713
Consolidation of shares on the basis of 19 old shares for 1 new share	(2,052,008)	-
	114,000	1,648,713
Issued to shareholders of Snackie Jack's Inc.	23,175,345	324,542
Transfer from preference shares	-	300,000
Transfer of deficit of Curran Bay to share capital (on reverse takeover)"	-	(1,522,341)
Transfer of contributed surplus to share capital (on reverse takeover)	-	35,960
Balance, February 29, 2004 and November 30, 2003	23,289,345	786,874
Total Share Capital		$ 786,874

5. Income taxes:

At February 29, 2004 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

6. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are interest free and have no terms of repayment.

- The advances to related parties are interest free and have no terms of repayment.

Curran Bay Resources Ltd./Snappy Jack's Inc.
Consolidated Financial Statements
29/02/2004

	Curran Bay	Snappy Jacks	Combined	Dr	Dr	Cr	CR	Balance	Grouping	Grouping
Cash	0.00	(31,198.24)	(31,198.24)	0.00	0.00	0.00	0.00	(31,198.24)	(31,198.24)	
AR	21.00	18,657.43	18,678.43	0.00				18,678.43	18,678.43	
inventory		36,895.66	36,895.66			0.00	0.00	36,895.66	36,895.66	
Loans rec related party- Bento Ent. Ir		38,698.37	38,698.37					38,698.37	38,698.37	
Product development		375,000.00	375,000.00					375,000.00	375,000.00	
Capital assets		18,913.32	18,913.32			1,360.00		17,553.32	17,553.32	
Goodwill			0.00	7,424.92				7,424.92	7,424.92	
Mining claims	0.00		0.00			0.00	0.00	0.00	0.00	
Accounts payable and accrued liabilit	(7,445.92)	(3,358.90)	(10,804.82)	0.00	0.00	5,500.00	0.00	(16,304.82)	(16,304.82)	
Shareholder advances		100.00	100.00					100.00		
Shareholder loans		(177,314.83)	(177,314.83)		0.00	0.00	0.00	(177,314.83)	(177,214.83)	
Capital stock	(1,666,113.00)	(235,200.00)	(1,901,313.00)	1,666,113.00		0.00	0.00	(235,200.00)		
Contributed surplus	(35,960.00)	(374,900.00)	(410,860.00)	35,960.00	0.00	0.00	176,774.00	(551,674.00)	(786,874.00)	
Surplus (Deficit)	1,709,497.92	214,606.44	1,924,104.36	176,774.00	6,860.00	1,709,497.92	0.00	398,240.44	517,341.19	
sub-total -a&l	0.00	(119,100.75)								
Oil and gas	(6,542.00)	0.00	0.00					0.00		0.00
(Gain) on debt settlementd	(133,337.08)		0.00	0.00	0.00	0.00	0.00	0.00		0.00
Sales		(2,814.00)	(2,814.00)					(2,814.00)		(2,725.83)
Cash discounts		88.17	88.17					88.17		
Cost of sales		46,796.00	46,796.00					46,796.00		46,796.00
Amortization and depreciation		0.00	0.00	0.00				0.00		0.00
logistics & transportation		0.00	0.00					0.00		
Freight		0.00	0.00					0.00		0.00
Consulting fees		12,779.92	12,779.92					12,779.92		
Commission		156.80	156.80					156.80		12,936.72
Professional fees		1,802.45	1,802.45	0.00				1,802.45		1,802.45
Office-US		0.00	0.00					0.00		
Office rent		5,306.37	5,306.37					5,306.37		
Warehouse rent		2,729.38	2,729.38					2,729.38		8,035.75
Trade show		5,513.76	5,513.76					5,513.76		
Advertising & promotion		37,240.80	37,240.80					37,240.80		42,754.56
Transportation		0.00	0.00					0.00		
Administration fees		0.00	0.00					0.00		
Connection fees		0.00	0.00					0.00		
Postage & courier		483.21	483.21					483.21		
O&G		3,304.10	3,304.10					3,304.10		
Charitable donations		0.00	0.00					0.00		
Bank charges		225.66	225.66					225.66		
Printing & reproduction		3,734.30	3,734.30					3,734.30		
Telephone		1,085.71	1,085.71					1,085.71		
PST expense		688.12	688.12					688.12		
Repairs & mtcee.		0.00	0.00					0.00		
Operating costs	3,106.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00		
Professional fees	50.00	0.00	0.00					0.00		9,501.10
Office, general and administration	180.00	0.00	0.00					0.00		
Sub-total P&L		119,100.75								
Proof	(136,543.08)	0.00	0.00	1,886,271.92	6,860.00	1,716,357.92	176,774.00	(0.00)	0.00	119,100.75
	(136,543.08)						0.00			

Snappy Jack's Inc.